March 1, 2005

Ms. Jennifer Hardy
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Sinopec Beijing Yanhua Petrochemical Company Limited
  Schedule 13E-3 filed January 20, 2005
  File No. 005-79649

Dear Ms. Hardy:

        On behalf of China Petroleum & Chemical Corporation ("Sinopec Corp."), Beijing Feitian Petrochemical Co., Ltd. ("Beijing Feitian") and Sinopec Beijing Yanhua Petrochemical Company Limited ("Beijing Yanhua", and together with Sinopec Corp. and Beijing Feitian, the "Filing Persons"), we are responding to the comment of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission"), raised in your letter to Mr. Wang Yongjian dated February 28, 2005, with respect to the joint Schedule 13E-3 filed with the Commission on January 20, 2005 and amended on February 25, 2005 as amended, (the "Schedule 13E-3") relating to the proposed merger between Beijing Feitian and Beijing Yanhua.

        The Staff's comment are set forth in their entirety in italicized type in this letter. The responses of the Filing Persons immediately follow each of the Staff's comments and/or are set forth in the Second Amended and Restated Shareholder Circular attached as an exhibit to Amendment No. 2 to the Schedule 13E-3 (the "Amendment No. 2"), filed today with the Commission.

General

1.    Please Edganize your response letter.

Response to Comment No. 1:

        We confirm that our response letter dated February 25, 2005 in response to the Staff's comments set forth its February 18 letter was filed with the Commission through EDGAR as a correspondence file on February 25.

Shareholder Circular

2.    We note your response to our prior comment 2. Item 1001 of Regulation M-A requires that the summary term sheet be presented in bullet point format with the most material terms of the proposed transaction. Please revise to comply with this requirement. Your Q&A section is not required under Regulation M-A.

Response to Comment No. 2:

        In response to the Staff's comments, disclosure has been revised by adding a summary term sheet immediately before the Table of Contents in the Seconded Amended and Restated Shareholder Circular.

3.    Prior comment 6. We note your arguments about why CPC and Sinopec International are not engaged in this going private transaction. With respect to CPC, you state that the company played no role in initiating, structuring or negotiating the merger. However, please confirm in your response letter that this transaction did not require the approval of CPC (and even if not, indicate whether such approval was obtained). We may have further comments.

Response to Comment No. 3:

        The PRC counsel to Sinopec Corp. confirms that this transaction does not require the approval of CPC under the PRC Company Law. As such, none of Sinopec Corp., Beijing Feitian or Beijing Yanhua has sought CPC's approval. As stated in our response letter dated February 25, 2005, CPC was not involved in the transaction in any way, which also means that CPC did not give any approvals in connection with the transaction, as such approval is not required and not necessary.

  Selected Historical Financial Data, page 19

4.    Prior comment 10. We note your response and that you have incorporated by reference the audited financial statements of Beijing Yanhua for the years ended December 31, 2002 and 2003 contained in Beijing Yanhua for the years ended December 31,2002 and 2003 contained in Beijing Yanhua's annual report on form 20-F for the fiscal year ended December 31,2003 filed with the SEC. Further, you have provided summarized historical financial data for Beijing Yanhua for each of the three years ended December 31,2003. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13 and Q&A 7 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements in circular filed in connection with this going private transaction. As previously issued, we believe that you should revise this section to include the entirety of the disclosure requirements of Item 1010 of Regulation M-A, including, but not limited to income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle as required by Section 210.1-02(bb)(1)(ii) of Regulation S-X; and net income per common share from continuing operations (basic and diluted, if applicable) and book value per share as of the date of the most recent balance sheet, as required by Items 1010(c)(3) and (5), respectively.

Response to Comment No. 4:

        In response to the Staff's comments, disclosure on pages 48 and 49 in the "Selected Historical Financial Data" section has been amended in the Seconded Amended and Restated Shareholder Circular.    In addition, please note that the information required by Item 1010(c) can be found as follows:

  (1)
  Summarized financial information is revised and provided under "Selected Historical Financial Data".

  (2)
  Income per common share from continuing operations is provided under "Selected Historical Financial Data" at line item "Basic earnings per Beijing Yanhua Share" as Beijing Yanhua did not have discontinuing operations during the periods presented.

  (3)
  Net income per common share is provided under "Selected Historical Financial Data" at line item "Basic earnings per Beijing Yanhua Share" as Beijing Yanhua did not have discontinuing operations during the periods presented.

  (4)
  Ratio of earnings to fixed charges is provided under "Selected Historical Financial Data" page 47 of the Shareholder Circular.

  (5)
  Book value per share as of the date of the most recent balance sheet presented is provided under "Selected Historical Financial Data" page 47 of the Shareholder Circular at line item "Net asset value per Beijing Yanhua Share".

        The Filing Persons are of the view that since Beijing Yanhua will be deregistered as a result of the Merger, the pro forma information specified by Item 1010(b) is not material. We respectfully submit that if pro forma information was included in the filing showing the effect of the Merger before the cancellation of all of Beijing Yanhua's shares, the Merger would not have any effect on Beijing Yanhua's financial statements as the Merger is a transaction between Beijing Feitian and the minority shareholders of Beijing Yanhua. Upon the completion of the cancellation of shares, Beijing Yanhua will be deregistered and will have no financial statements and, therefore, pro forma information is not applicable in such circumstances.

Ratio of Earnings to Fixed Charges, page 20

5.    We note your response to our prior comment 11. Please review Q&A 9 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). We reissue our comment.

Response to Comment No. 5:

        In response to the Staff's comments, the ratio of earnings to fixed charges for the six months ended June 30, 2004 was included on page 49 in the "Selected Historical Financial Data" section in the Second Amended and Restated Shareholder Circular.

6.    We note, in your response to prior comment 23, your statement that your independent financial advisor conducted a discounted cash flow analysis based on projections prepared by and furnished to the advisor by the company's management. You further state that your financial advisor concluded that the transaction was fair and reasonable from a financial point of view as of such date without relying on the discounted cash flow analysis. We note, however, the inclusion of the discounted cash flow analysis as a consideration under your section entitled Opinion of Independent Financial Advisor on page 41 of your circular. In this section, you state that the advisor compared the merger consideration with the implied valuation using the discounted cash flow methodology and that the merger consideration falls within the discounted cash flow analysis result range. We continue to believe that you should disclose these projections and describe the material assumptions underlying them in light of the discounted cash flow analysis. We believe that the same disclosure of projections provided to Lehman Brothers should be added to your circular. The disclosure of such projections conforms to Rule 13e-3 and Schedule 13E-3. We note your response that Hong Kong auditing guidelines do not allow accountants to examine and report on profit forecasts extending beyond one year after the date of the latest audited financial statements. Further, we note your conclusion that this guideline combined with the requirement of Rule 10 of the HK Code that any "profit forecast" used in a shareholders' circular would be required to be examined and reported on by auditors and must also be reported on by any financial adviser named in the document, would preclude you from including the projections and material assumptions.

We further believe that you should disclose the facts and circumstances surrounding the independent financial advisor's decision not to include the DCF analysis in its presentation to the independent board committee on December 28, 2004.

Response to Comment No. 6:

        In response to the Staff's comment, disclosure on page 17 has been revised in the Second Amended and Restated Shareholder Circular.

7.    Prior Comment 24. We note your supplemental response to prior comment 24, but believe that you should disclose the sequence of events in your filing. In addition, please clarify that the independent board committee decided to approve the merger at the same December 29, 2004 meeting that the entire board unanimously approved the merger.

Response to Comment No. 7:

        In response to your comments, disclosure on page 17 has been amended in the Second Amended and Restated Shareholder Circular to make clear the sequence of events in connection with the approval of the merger by the Beijing Yanhua Board. In addition, we confirm that all the members of the Independent Board Committee of the Beijing Yanhua decided to approve the merger at the same December 29, 2004 meeting at which the entire board unanimously approved the merger.

8.    Prior Comment 25. Please disclose the facts and circumstances surrounding your independent financial advisor's January 9,2005 presentation of the DCF analysis to the independent board committee and its opinion that the proposed merger consideration was within the value per share resulting from the DCF analysis and on that basis, the merger consideration was fair and reasonable from a financial point of view.

Response to Comment No. 8:

        In response to the Staff's comment, disclosure on page 17 has been revised in the Second Amended and Restated Shareholder Circular.

9.    Prior comment 27. Your response letter and revised disclosure on page 23 indicates that Bear Sterns Asia Limited was engaged by Beijing Yanhua as its financial advisor. Some of the services provided by Bear Sterns Asia Limited in this capacity include "advising and assisting the Beijing Yanhua board in reviewing the financial projection, valuation and reports prepared by the Independent Financial Advisor." Although you assert that Bear Stems Asia Limited "did not provide any opinion relating to the fairness of the merger," Item 1015 of Regulation M-A is not limited to reports prepared only for that purpose. Rather, that Item calls for disclosure about any report, opinion or appraisal, whether oral or written, received from an outside party and materially related to the going private transaction. It appears from your response to comment 27 and the new disclosure you have added in the Shareholders that the information provided by Bear Sterns Asia Limited fits within the purview of Item 1015 of Regulation M-A and should be summarized in considerable detail in the disclosure document.

Response to Comment No. 9:

        In response to your comments, disclosure on page 16 has been revised in the Second Amended and Restated Shareholder Circular.

10.    Prior Comment 31. We note your supplemental response to prior comment 31, but believe that you should amend your disclosure document to include your response. Your revised disclosure should include the discussion of the factors Sinopec and Feitian considered in determining fairness to explain the extent, if any, to which the fairness determination was based on the factors listed in Instruction 2 to Item 1014 of Regulation M-A, including net book value, going concern value, and historical purchase prices, or indicate why any factor was not material to this transaction. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. As requested in prior comment 31, please disclose if any of the valuation methodologies in Instruction 2 would have or did yield a higher per share than what you are paying shareholders in this transaction.

Response to Comment No. 10:

        In response to the Staff's comments, disclosure has been revised on pages 21 and 22 in the section "Position of Sinopec Corp. and Beijing Feitian Regarding the Fairness of the Merger" of the Second Amended and Restated Shareholder Circular.

11.    Prior Comment 33. Disclose whether each filing person believes that the transaction is procedurally fair to unaffiliated stockholders given the absence of the procedural safeguard described in Item l014(d) of Regulation M-A. Please note that Item l014(d) requires that you state whether or not a majority of directors who are not employees of the subject company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. It appears that no unaffiliated representative has been retained. If this is true, you should state as much.

Response to Comment No. 11:

        Please note that the third paragraph on page 33 of the First Amended and Restated Shareholder Circular contains the disclosure required by Item 1014(d) of Regulation M-A. Nevertheless, we have further revised such paragraph to make the required disclosure more clear.

12.    Prior Comments 37 and 38. Please see our response to prior comment 23. We believe that the disclosure of these projections and the material assumptions underlying them is a material part of the disclosure requirements under Rule 13e-3 and Schedule 13E-3.

Response to Comment No. 12:

        In response to the Staff's comments, disclosure on page 28 and page 36 has been revised in the Second Amended and Restated Shareholder Circular.

        As the upcoming special shareholder meetings are scheduled for March 4th, 2005, we would greatly appreciate your response as soon as possible.

Sincerely,
By:	/s/ YONGJIAN WANG
Name:	Yongjian Wang
Title:	Chairman of the Board of Directors Sinopec Beijing Yanhua Petrochemical Company Limited
By:	/s/ TONGHAI CHEN
Name:	Tonghai Chen
Title:	Chairman of the Board of Directors China Petroleum & Chemical Corporation
By:	/s/ LISHENG WANG
Name:	Lisheng Wang
Title:	Chairman of the Board of Directors Beijing Feitian Petrochemical Co., Ltd.